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                              April 28, 2022

       Nathan Givoni
       Chief Executive Officer
       Gelteq Pty Ltd
       Level 7
       612-616 St Kilda Rd
       Melbourne VIC, 3004
       Australia

                                                        Re: Gelteq Pty Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 31,
2022
                                                            CIK No. 0001920092

       Dear Mr. Givoni:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted on March 31, 2022

       Cover Page

   1. Please revise the cover page of the registration statement to include a bona fide price range, as required by
Instruction 1 to Item 501(b)(3) of Regulation S-K.
       Prospectus Summary
       Overview, page 1

   2.                                                   Please revise this
section to provide:
                                                            a clear description
of the status of each of the five products in your product pipeline,
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              to the extent such product is considered material to the company, including a discussion of the regulatory hurdles that must be overcome prior to the marketing and sale of such products;
                a statement that the company does not currently market or sell any products, if true;
              and
                the fact that the since inception you have funded your operations primarily through a combination of equity contributions and related party loans, rather than through product sales, and that your sole revenue to date has been derived from a government grant.

         This information should also be clear in the Business section accompanied by more robust disclosure of the current nature of the company's operations and the potential timeline for revenue generation from product sales.
3. Please note that determinations with respect to safety and efficacy of pharmaceuticals are within the sole authority of the FDA or equivalent foreign regulator. Please revise your registration statement to remove statements relating to the safety and efficacy of pharmaceutical applications of your products in instances where you have not yet received full approval from an applicable regulator, or clarify that such statements do not pertain to pharmaceutical applications. For example, we note your statement on page 1 that drugs and nutraceuticals carried in your dosage forms which comprise a gel medium
         "can be used more easily, and in many cases more safely, than current alternative delivery systems" and your statement on page 43 that you consider your products to be "equally safe and effective for use by both humans and animals."
Our History, page 2

4. You cite to reports for statistical information regarding your industry in this section and elsewhere in the prospectus. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Further, the information on the website must be
         filed as part of the issuer   s document. Refer to Release No.
34-42728, footnote 41, and file
         the hyperlinked information, or revise to remove the URL.

Our Strategy, page 3

5. We refer to your statements here and in the Business section that your pet health products "could be products related to joint health, coat quality, immune boosting, weight loss, diabetes and digestion for pets" and your nutraceutical products "could include dietary fiber, prebiotics, probiotics, vitamins, polyunsaturated fatty acids, antioxidants, electrolytes and others." Please balance this disclosure to note whether you have developed or tested products for these specific applications or if these applications are
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         currently speculative.
6. We note your statement that you are currently "taking an off-patent API down the
         [505(b)(2)] pathway" which you state has the potential to provide you with your own gel-
         based prescription drug that you would be able to license or sell yourself. Please provide further detail regarding this product candidate and the status of such candidate in the regulatory review process. It should be clear from your disclosure whether you are in the preclinical stages or what phase of clinical trials you are in, and what further trials or testing is required.
Recent Developments, page 4

7. Please explain why the stock in the February 4, 2022 transaction is valued at A$5.34/share whereas the stock in the pre-IPO capital raising is expected to be worth only
         US$1.34/share.
8. Please revise your disclosure to name the consultant hired to advise you in connection with your initial public offering.
The Offering, page 8

9. Please revise the use of proceeds disclosure on page 8 to summarize the ways in which the proceeds from the offering will be used, rather than providing a cross-reference.
Summary Financial Data, page 10

10. Your Summary Financial Data is presented in United States Dollars (USD or US$).
         However, on page F-9 you disclose that your functional currency is the Australian Dollar.
         Please revise your Summary Financial Data to comply with the guidance for convenience translations in Rule 3-20(b)(1) of Regulation S-X. In this regard, convenience translations are limited to only the most recent year and interim period. This comment also applies any other convenience translations in the filing, including your Capitalization and
         Management   s Discussion and Analysis sections which should be
revised to consistently
         present all financial amounts in the same currency as your financial statement reporting currency. USD translation data may be provided supplementally to, but not in place of,
         AUD amounts.
Risk Factors
Risks related to our doing business in the PRC, page 19

11. In order to put the risk factors discussed in the above noted section in context, please revise your disclosure to quantify any sales originating from China during the most recently completed financial period and the potential impact of the loss of your Chinese manufacturing partner on the business, if such loss were to occur. Disclosure Controls, page 32
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12. You disclose that you and your independent auditors concluded that a material weakness existed in your internal control over financial reporting relating to several factors, mostly around independence and the reliance on external accountants too heavily. Please tell us the identity of the external accountants. Further, in order for readers to fully understand the material weakness, please expand your disclosure to accurately describe the qualifications of the external accountants regarding the preparation of financial statements and footnote disclosures that fully comply with IFRS. Disclose also in the filing whether
         UHY had to make any material adjustments to your financial statements.
13. We note that your auditor, UHY Haines Norton, has served as your auditor since 2021.
         Please revise your prospectus, where appropriate, to provide the information required by Item 16F of Form 20-F, as required by Item 4.d of Form F-1, or advise.
Use of Proceeds, page 37

14. Although we note your disclosure that you intend to have broad discretion over the use of the net proceeds from the offering, please revise your use of proceeds disclosure to comply with Item 3.C. of Form 20-F by providing the estimated net amount of the proceeds to be used for each purpose listed in this section. In addition, we refer to your disclosure that you intend to use the proceeds of the offering, in part, for further research and development. Please expand this disclosure to indicate how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach and whether you anticipate you will need to raise additional funds to complete the development of any of your product verticals.
15. Please disclose whether you have identified any specific acquisition candidates and whether you have entered into any acquisition agreements. If so, disclose the materiality of these transactions.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
43

16. Please revise your disclosure, where appropriate, to include the qualitative and quantitative information regarding market risk called for by Item 11 of Form 20-F.
Revenues, page 43

17. Please disclose the specific events that need to occur in order for you to generate the expected 2022 revenues. Disclose the specific factors you considered in concluding that
         2022 license and product sales are likely to occur. Specifically disclose the expected impact of the 1 million existing unit orders (page 44) on your 2022 operating results and financial condition.
Acquisitions, page 44

18.      Please file the NPL and SSPL acquisition contracts as exhibits. See
Item 8 of the Form
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         Instructions.
Business
Key Features of the Gel Delivery System, page 53

19. Please describe the meaning and significance of the "generally regarded as safe
         ("GRAS")" designation when you discuss it in this section, including who determined that your products meet the GRAS designation.
Human Market Insights, page 56

20. We note your disclosure that a white paper report was prepared at your request by MMIC in November 2021 and the statement quoted from such report on pages 56-57. Please file
         MMIC's consent to being named in the registration statement as an exhibit, as required
         Securities Act Rule 436. In addition, explain what you mean when you say MMIC is responsible for "validating" your product formulations.
Material Contracts, page 60

21. We note your disclosure of material manufacturing, regulatory, sales, customer and consulting contracts starting on page 60. We also note your disclosure elsewhere in the prospectus regarding an unsecured shareholder loan. In relation to each of these material agreements, please revise your disclosure to include a discussion of the material terms, including the term, termination and payment obligations of each, and file each as an exhibit to the registration statement. Alternatively, please provide an analysis supporting your determination that such agreement(s) is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
Research and Development, page 60

22. We refer to your disclosure that as part of your clinical development with respect to the 505(b)(2) pathway "animal and human clinical trials will be conducted" with an estimated completion time of around December 2022. Please expand on this disclosure to provide additional details regarding the current status and planned location of such trials.
Customer Contracts, page 61

23. Please expand your disclosure regarding the customer contracts to explain what you mean when you say the seven licensees are the "first to trial for use of [y]our products." Please also describe the status of the orders and corresponding receipt of revenue, and whether the products covered by the contracts have received regulatory approval at this time. If no such approval is required, please explain why.
Intellectual Property, page 61

24. We refer to your disclosure regarding U.S. patent 10,983,132 for an oral glucose tolerance test gel and testing method for diabetes diagnostics and your second, third and fourth
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         patent families. Please expand your disclosure to indicate the expiration date of
         U.S. patent 10,983,132. Additionally, please indicate whether this patent and the patents for your second, third and fourth patent families are, or are expected to be, composition of matter, use or process patents.
Executive Compensation
Agreements with Named Executive Officers, page 82

25. We note your disclosure regarding your employment agreements with Messrs. Szewach and Givoni. Please file these agreements as exhibits or provide us your basis for not filing them pursuant to Regulation S-K, Item 601(b)(10).
Beneficial Ownership of Securities, page 85

26. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or investment power with respect to the ordinary shares held by ACK
         Pty Ltd ATF Markoff Superannuation Fund No.2, Barabash Nominees Pty Ltd, Chaplin
         Investments Pty Ltd and Grinwade Investments Pty Ltd. Additionally, please confirm whether Mr. Szewach has sole or shared voting or investment power over the ordinary shares held by Chaplin Investments Pty Ltd and whether or not such shares are included in the listed amount of ordinary shares beneficially owned by Mr.
Szewach.
Financial Statements
Note 4 - Other Income, page F-13

27. We note that you receive government support by way of a tax refund for research and development expenditure. Please disclose the significant terms and conditions of the government programs that provide for these payments. Also, please disclose your accounting policy for such payments, including why the amounts are presented as tax
         income. Further, please explain in your Management   s Discussion and
Analysis
         section why this tax income increased in 2021 even though your corresponding R&D expenses significantly decreased.
Note 19 - Interests in Subsidiaries, page F-22

28. We note that during the year ended June 30, 2021, you acquired 100% interests in
         Nutrigel Pty Ltd and Unit Trust and Sport Supplements Pty Ltd and Unit Trust. Please
         give us the complete analysis you performed to estimate the fair value of the consideration paid in each acquisition. Tell us also the objective and verifiable evidence that you considered in establishing the 20 year life for acquired trade secrets. Further, explain how you determined that these transactions were asset acquisitions under IFRS 3. In addition, please revise your disclosure to present the consideration issued on a post-split basis.

Exhibit Index, page II-3
 Nathan Givoni
Gelteq Pty Ltd
April 28, 2022
Page 7
29. Please revise the Exhibit Index to include a consent from the Company's auditors.
Signatures, page II-7

30. Identify your principal financial officer and your principal accounting officer. See page 11 of the Form Instructions.
General

31. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameNathan Givoni
                                                             Division of
Corporation Finance
Comapany NameGelteq Pty Ltd
                                                             Office of Life
Sciences
April 28, 2022 Page 7
cc:       Richard I. Anslow, Esq.
FirstName LastName